July 27, 2005

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	H. Christopher Owings
Assistant Director
Mail Stop 3561

Re:	Boardwalk Pipelines, LLC (“Boardwalk”)
Registration Statement on Form S-4
Filed May 24, 2005
File No. 333-125201

Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 18, 2005
File No. 333-108693-01

Texas Gas Transmission, LLC (“Texas Gas”)
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 18, 2005
File No. 1-4169

Dear Mr. Owings:

This letter responds to your comment letter dated June 23, 2005 concerning the above-referenced filings. For your convenience, we first restate your comment in italics and then provide our response.

Boardwalk Pipelines, LLC Form 10-K for Fiscal Year Ended December 31, 2004

General

1.	Please include page numbers in future filings.

Response: We agree. Page numbers will be included on future SEC filings made by Boardwalk and Texas Gas.

Management’s Narrative Analysis of the Results of Operations

2.	Please consider revising your table of contractual cash obligations in future filings to include the estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements.

Response: We agree. Estimated interest payments on our outstanding debt will be included in the table of contractual cash obligations in future SEC filings made by Boardwalk and Texas Gas, where applicable.

Quantitative and Qualitative Disclosures about Market Risk

3.	We note that certain volumes of gas stored underground at Gulf South are reflected at fair value and subject to commodity price risk. Please provide the quantitative and qualitative disclosures about market risk due to changes in commodity prices. Such analysis should include the potential loss in future earnings, fair values or cash flows of your market risk sensitive instruments. Refer to Item 305 of Regulation S-K.

Response: We agree. Boardwalk will include additional disclosure in its future SEC filings, where applicable, similar to the disclosure below:

At December 31, 2004, approximately $3.5 million of Gulf South’s gas stored underground, which it owns and carries as inventory, is exposed to commodity price risk. In order to mitigate this risk, Gulf South utilizes natural gas futures, swaps and option contracts (collectively, “hedge contracts”) to hedge certain exposures to market price fluctuations on its anticipated sales of gas. These hedge contracts are reported at fair value in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. The changes in fair value of the hedge contracts are expected to, and do, have a high correlation to changes in the anticipated sales prices of natural gas. As a result, the potential loss in future earnings, fair values or cash flows is immaterial to Boardwalk’s consolidated financial statements.

Note 2. Accounting Policies

Gas in Storage and Gas Receivables/Payables

4.	We note that you have underground gas in storage which is utilized for system management and operations balancing, as well as for certain tariff services including firm, interruptible no-notice storage services and parking and lending services. Consistent with the above, certain of these volumes are necessary to provide for storage services which allow third parties to store their own natural gas in the pipelines’ underground facilities. If, as we believe, the volumes that are necessary to provide for storage services remains in the storage facility to provide sufficient pressure to maintain system integrity, tell us if you record such volumes at historical cost or otherwise. If you record this base gas at fair value, please provide us the applicable accounting literature to support such treatment. We may have further comment.

Response: We confirm that gas stored underground for system integrity purposes is recorded at historical cost. These volumes are separate and distinct from the volumes discussed in Item 3 above.

Property, Plant & Equipment

5.	You disclose that Texas Gas’ depreciation is provided primarily on the straight-line method over estimated useful lives of 5 to 56 years and Gulf South depreciates its assets over the respective useful lives which range from 3 to 35 years. Please disclose the weighted average useful lives related to each category and amount of depreciable asset class.

Response: Boardwalk’s transmission assets have weighted average useful lives of 43 years and a gross asset value of $1,407.1 million and its other assets have weighted average useful lives of 33 years and a gross asset value of $280.6 million. Boardwalk’s non-depreciable assets and work in progress of $204.3 million are not included in the calculation of the weighted average useful lives. In future filings, the Company will include a footnote detailing the components of its fixed assets which would include disclosure substantially similar to that set forth in the table below:

Category	Class Amount (in thousands)	Weighted Average Useful Lives (Years)
Intangible Plant	$12,890	23
Gathering Plant	91,330	19
Storage Plant	129,294	50
Transmission Plant	1,407,055	43
General Plant	47,081	19

Total Utility Depreciable Plant	1,687,650	41

Land	9,318
Storage Base Gas	94,258
Other	100,698

Total other	204,274

Total property, plant & equipment	1,891,924
Less accumulated depreciation	49,801
Property, plant & equipment, net	$1,842,123

Note 3. Commitments and Contingencies

6.	In connection with your acquisition of Gulf South, you recorded a $ 12.8 million environmental liability for expected remediation costs. We note that Gulf South is continuing to conduct environmental assessments and implementing a variety of remedial measures that may result in an increase or decrease in the total estimated costs. We believe that environmental liabilities typically are of such significance that detailed disclosures regarding judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to prevent the financial statements from being unclear and to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on your financial condition, results of operations, or liquidity.

Response: We agree. In connection with the acquisition of Gulf South, an analysis of the environmental contamination and related remediation costs at sites operated by Gulf South was conducted by a third party consultant (the “environmental consultant”), in conjunction with Boardwalk and Gulf South management, as a result of which Gulf South recorded a $12.8 million environmental accrual, as disclosed in the Boardwalk Form 10-K. Boardwalk is continuing to review and assess these matters and anticipates that this process will be completed by year-end 2005. The accruals recorded by Gulf South were based upon management’s review and analysis of the findings of the environmental consultant, including the assumptions underlying such findings. Those assumptions reflect management’s best estimate of the probable remediation costs based on the known levels of contamination and the historical experience of Boardwalk and the environmental consultant in remediating such contamination. The actual cost of remediation could be impacted by the discovery of additional contamination, including for example groundwater contamination, at one or more sites as a result of our ongoing due diligence review or additional information we uncover during the course of remediating a particular site, as well as by determinations or requests, if any, made by regulatory authorities relating to the remediation of any particular site. Management will adjust its estimates and the related accrual, as appropriate, and will include additional disclosures in Notes to Financial Statements and the Critical Accounting Policies in Managements Narrative Analysis of the Results of Operations consistent with the above response in Boardwalk’s future SEC filings.

Below are responses to the individual bullet-point items from SAB 5:Y.

Please refer to Staff Accounting Bulletin Topic 5:Y and consider the following disclosures:

•	Your expectations with respect to completing the related environmental assessments within the allocation period;

Response: We expect to complete our assessment by December 31, 2005.

•	Circumstances affecting the reliability and precision of loss estimates;

Response: The reliability and precision of loss estimates for environmental liabilities are impacted by a number of factors, including the results of our ongoing due diligence review or additional information we uncover during the course of remediating a particular site, as well as determinations or requests, if any, made by regulatory authorities relating to the remediation of any particular site.

•	The extent to which unasserted claims are reflected in any accrual or may affect the magnitude of the contingency;

Response: There are no known unasserted claims.

•	Whether, and to what extent, losses may be recoverable from third parties;

Response: There is no expected recovery from third parties.

•	The period in which claims for recovery may be realized;

Response: Not applicable.

•	The likelihood that claims for recovery may be contested;

Response: Not applicable.

•	The timing of payments of accrued and unrecognized amounts;

Response: We expect to continue the remediation described in the Boardwalk Form 10-K for approximately the next 5 years (i.e., through 2010).

•	The material components of the accruals and significant assumptions underlying estimates;

Response: The material components of the $12.8 million accrual referred to in the Boardwalk Form 10-K are: identification and remediation of hydrocarbon contamination ($5.8 million); enhancement of groundwater protection measures ($2.5 million); identification and remediation of mercury contamination ($2 million); identification and remediation of PCB contamination ($2 million); improvement of hazardous waste storage facilities ($250,000); and remediation of friable asbestos and enhance asbestos training ($250,000). These cost estimates were arrived at based upon a management’s review of reports and analysis conducted by the environmental consultant in connection with Boardwalk’s acquisition of Gulf South in December 2004, and are based on assumptions which reflect the known levels of contamination and the historical experience of Gulf South and the environmental consultant in remediating such contamination.

•	Mandated expenditures to remediate previously contaminated sites;

Response: All of the remediation being conducted is voluntary. There are no mandated governmental requirements for remediation of the accrued amounts.

•	Disaggregated disclosure that describes accrued and reasonably likely losses with respect to particular environmental sites that are individually material;

Response: Management does not believe that any individual environmental sites are material.

•	The consequences on amounts accrued and the range estimates for investigations and remediations that are in different stages with respect to individual sites.

Response: Management does not believe that any individual environmental sites are material.

Note 5. Employee Benefits

7.	Please explain to us how you calculate the market related value of plan assets as that term is defined in SFAS 87. Since there are alternative ways to calculate the market value of plan assets and it has a direct impact on your pension expense, we believe you should disclose how you determine this amount in future filings.

Response: We agree. The market related value of pension plan assets equals the actual market value at the end of the reported period – an averaging method is not employed. The methodology used to value the pension plan assets will be disclosed in future SEC filings made by Boardwalk and Texas Gas.

Note 8. Major Customers and Transactions with Affiliates

8.	Your operating revenues from major customers expressed as a percentage of total revenues for the year ended December 31, 2004 appears to be incorrect. Please revise or advise accordingly.

Response: We agree. We will correct these typographical errors in future filings. The correct percentages as of December 31, 2004 are: ProLiance – 21.53% and Atmos – 10.84%.

Texas Gas Transmission, LLC Form 10-K for Fiscal Year Ended December 31, 2004

9.	Please revise to comply with the above comments as applicable.

Response: We agree and where applicable, we will revise the future SEC filings of Texas Gas in a manner consistent with the responses provided herein for Boardwalk.

Sincerely,

/s/ Douglas Field, Esq.
Douglas Field, Esq.